Exhibit 99.4

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

TIAN RUIXIANG HOLDINGS LTD

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 20, 2025 at 10:30 A.M., EASTERN TIME

The undersigned, being a shareholder of TIAN RUIXIANG Holdings Ltd., a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders (the “AGM”) and the Proxy Statement, each dated December 26, 2024, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the AGM, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the AGM of the Company to be held on January 20, 2025, at 10:30 a.m., Eastern Time, at Room 918, Jingding Building, Xicheng District, Beijing, China, with the ability given to the shareholders to join virtually at www.virtualshareholdermeeting.com/TIRX2025, and to vote all Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth herein as specified by the undersigned on the reverse. Capitalized terms not otherwise defined here shall have the meanings given to them in the Company’s current amended and restated memorandum and articles of association.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no such direction is made and the chairman of the AGM is appointed as proxy, this proxy will be voted in accordance with the Board of Director’s recommendations.

DETACH PROXY CARD HERE
Mark, sign, date and return this proxy card promptly using the enclosed envelope.

The Board of Directors Recommends you vote FOR the following proposals:		Votes must be indicated (x) in Black or Blue ink.
		FOR	AGAINST	ABSTAIN
1	It is resolved as an Ordinary Resolution that Sheng Xu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.	☐	☐	☐

2	It is resolved as an Ordinary Resolution that Yu He be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

3	It is resolved as an Ordinary Resolution that Jingyu Li be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

4	It is resolved as an Ordinary Resolution that Ning Xue be elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

5	It is resolved as an Ordinary Resolution that QinEr Zhou be elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

6	It is resolved as an Ordinary Resolution that the authorized share capital of the Company be immediately increased from US$1,000,000 divided into 36,000,000 Class A ordinary shares of par value US$0.025 each and 4,000,000 Class B ordinary shares of par value US$0.025 each, to US$200,000,000 divided into 7,600,000,000 Class A ordinary shares of par value US$0.025 each and 400,000,000 Class B ordinary shares of par value US$0.025 each.

7	It is resolved as a Special Resolution that, subject to the Share Capital Increase being approved and effected, the Company adopt an amended and restated memorandum of association in the form annexed to the proxy statement in substitution for, and to the exclusion of, the Company's existing memorandum of association, to reflect the Share Capital Increase.

8	It is resolved as a Special Resolution that, subject to the Company receiving consent to the Class B Variation from each class of shareholders in accordance with Article 3(c) (the "Class B Variation"), the Company adopt amended and restated articles of association in the form annexed to the proxy statement in substitution for, and to the exclusion of, the Company's existing articles of association, to, amongst other things, reflect the Class B Variation.

9	It is resolved as an Ordinary Resolution that, the annual general meeting of the Company be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the annual general meeting of the Company, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the extraordinary general meeting of the holders of Class A ordinary shares of the Company to be held on or about the date of the meeting.

If voting by mail, the duly completed and signed form of this proxy card must be received on or before 11:59 p.m. the date of the AGM, or any adjournment of the AGM, to be valid.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Share Owner signs here	Joint-Owner signs here

Date:	Date: